SUMMARY

FORM 6-K
SECURITIES AND EXCHANGE COMMISSION

Washington D.C. 20549

Report of Foreign Issuer

Pursuant to Rule 13a – 16 or 15d – 16 of
The Securities Exchange Act of 1934

Announcements sent to the London Stock Exchange

National Grid plc, 1-3 Strand, London, WC2N 5EH, United Kingdom

Routine announcements in the period from
1 June to 1 July 2015

DATE	DETAIL

01 July 2015	Transaction in Own Shares

01 July 2015	Total Voting Rights

30 June 2015	Transaction in Own Shares

29 June 2015	Transaction in Own Shares

29 June 2015	Directors’ Interests – Long Term Performance Plan

16 June 2015	Directors’ Interests – Deferred Share Plan Release

15 June 2015	Directors’ Interests – Annual Performance Plan — 2015 Award

09 June 2015	Notification of Directors’ Interests

08 June 2015	Directors’ Interests – NG Share Incentive Plan

Note: During the period a ‘same day’ Form 6-K was issued in respect of the following National Grid plc announcements:

29 June 2015: Share Buyback Programme
11 June 2015: Scrip Dividend for 2014/15 Final Dividend
05 June 2015: Publication of Annual Report & Accounts and Notice of AGM 2015